UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On February 7, 2025, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), delivered written notice (the “Notice”) to Cantor Fitzgerald & Co. (“Cantor”) of its intention to terminate the Controlled Equity Offering Sales Agreement, dated August 17, 2023 (the “Sales Agreement”), by and between Cantor and the Company (the “Termination”). In accordance with the Sales Agreement, the Termination shall be effective ten (10) days following the date of the Notice. The Company is terminating the Sales Agreement because it does not intend to raise additional capital or sell additional securities pursuant to the Sales Agreement. The Company is not subject to any penalties or liabilities related to the Termination.

INCORPORATION BY REFERENCE

The information included in the “Explanatory Note” section of this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-274053, 333-267838 and 333-276708) and on Form S-8 (File No. 333-275749) (including any prospectuses forming a part of such registration statements) and shall be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: February 10, 2025	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

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